Jefferies LLC
520 Madison Avenue
New York, New York 10022
RBC Capital Markets, LLC
200 Vesey Street, 9th Floor
New York, New York 10281
December 4, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo Matthew Crispino Christine Dietz Frank Knapp
Re: PubMatic, Inc.
Registration Statement on Form S-1
File No. 333-250077
Acceleration Request
Requested Date: Tuesday, December 8, 2020
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of PubMatic, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on December 8, 2020, or at such later time as the Company or its outside counsel, Fenwick & West LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Cameron Lester
Authorized Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/ Eric Sterns
Authorized Signatory
[Signature Page to Underwriters’ Acceleration Request]